Exhibit 3.1

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF THE MANAGEMENT NETWORK GROUP, INC.

The following Amendment No. 1 to the Amended and Restated Bylaws of The Management Network Group, Inc. (the “Bylaws”), is adopted by the Board of Directors of The Management Network Group, Inc. as of April 15, 2009:

The Bylaws are amended by restating Section 3.2(a) in its entirety as follows:

(a) The number of directors of the corporation shall be seven (7) until changed by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the stockholders. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.